NEWPORT GOLD INC.
336 #1 Queen St. S
Mississauga, Ontario Canada
L5M 1M2

To:       James Giugliano
            Staff Accountant
            United States Securities and Exchange Commission
            Division of Corporate Finance
            100 F Street, NE
            Washington, D.C.20549-7410

From:   Derek Bartlett
            President
            Newport Gold Inc.

Date:   May 27, 2008

Re:       Form 8-K
            Filed April 30, 2008
            File No. 0-52214

SEC Comment

1.  The Commission file Number included on your Form 8K appears to be inconsistent with the Commission File number on record of 000-52214.  Please ensure that  future forms and filing include the appropriate file number.

Newport Response

Yes, we will

SEC Comment

2.  Please include your IRS Employer Identification number on the cover page of all future filings, where required.

Newport Response

The IRS Employer Identification number has been applied for and will be included on future filings.

SEC Comment

3.  We note your disclosure that the financial statements for the period ended September 30, 2007 should no longer be relied upon.  Please tell us whether this disclosure is the result of your own conclusions or the result of having been advised or otherwise notified by your independent accountant in order to prevent future reliance on a previously completed interim review.

If your disclosure is the result of advisement or notification from your independent accountant, please amend your filing to include the items required to be disclosed y Item 4.02(b) of Form 8K and include the letter from your independent accountant as an exhibit as required by Item 4.02 of Form 8-K.

Newport Response

This disclosure is a result of information supplied to us by our independent auditor.

Newport has received a letter from Pannell Kerr Forster with their opinion.  We have included it in this filing.

Newport was advised of this error on March 28/08.  It was concluded that the 3rd Quarter financials of 2007 could no longer be relied upon because the share issuance was only disclosed in the 8K of August 7, 2007 and Part II of Item 2 of Form 10-QSB for the period ended September 30, 2007, but was unfortunately omitted in the financial statements for this quarterly filing.  This matter was discussed with between Derek Bartlett, President of Newport Gold and Sharon Runghen of Smythe Ratcliffe, independent auditor.

Smythe Ratcliffe received a copy of the SEC correspondence to Newport on May 12, 2008, and has been sent a copy of the 8K amendment upon filing.

SEC comment

4.  In your annual report for the year ended December 31, 2007, filed on April 15, 2008, we note that your certifying officers have concluded that your internal controls over financial reporting are ineffective, but that your disclosure controls and procedure are effective.  Please tell us whether your certifying officers had considered the error in your previously issued financial statements when they concluded upon the effectiveness of your disclosure controls and procedures.  Please tell us the basis for their conclusion in light of the error.  In your response consider elaborating upon the cause of the error so as to clarify how the error is not an indication of the ineffective disclosure controls and procedure.

Newport Response

Yes our certifying officers considered the error, failure to include a share issuance in the financial statements, in internal controls when they deemed the disclosure controls and procedure to be effective.  The basis of our conclusion was the Form 8K filed on June 7, 2007 and Part II of Item 2 of Form 10-QSB for the period ended September 30, 2007, both disclosed the share issuance to the public in a timely manner.  Because the error was detected and disclosed in  the next quarterly review we deem the disclosure controls to be effective.

Please note the following

The company acknowledges that:

1.     It is responsible for the adequacy and accuracy of the disclosure in the filing.

2.     Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And,

3.     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the enclosed in order.

Sincerely,

/s/ Derek Bartlett

Derek Bartlett